UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-15637

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SVB FINANCIAL GROUP 401(k) AND

EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SVB FINANCIAL GROUP

3003 Tasman Drive

Santa Clara, California 95054-1191

Financial Statements and Supplemental Schedule

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2007 and 2006 and for the

Years Ended December 31, 2007 and 2006

with Report of Independent Registered Public Accounting Firm

Financial Statements and Supplemental Schedule

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2007 and 2006 and for the

Years Ended December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

SVB Financial Group 401(k) and

Employee Stock Ownership Plan

We have audited the financial statements of the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2007 and 2006, and for the years ended December 31, 2007 and 2006, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years ended December 31, 2007 and 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 10, 2008

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Assets:
Investments, at fair value	$158,823,810	$140,366,672
Participant loans	2,732,092	2,326,585

	161,555,902	142,693,257

Receivables:
Employer’s contributions	7,708,664	5,390,216
Accrued income	2,852	3,242

Total receivables	7,711,516	5,393,458

Total assets	169,267,418	148,086,715

Liabilities:
Administrative fee and other payables	31,862	33,218
Pending trades due to broker	1,046	5,093
Excess contributions payable	2,813	2,317

Total liabilities	35,721	40,628

Net assets available for benefits	$169,231,697	$148,046,087

See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2007	2006
Additions to net assets attributed to:
Investment income:
Interest	$174,272	$130,538
Dividends	8,231,845	4,747,087
Net realized and unrealized appreciation in the fair value of investments	3,423,748	6,258,553

Total investment income	11,829,865	11,136,178

Contributions:
Participant	8,483,987	7,627,613
Employer	12,589,461	9,858,538
Rollovers	1,231,811	649,068

Total contributions	22,305,259	18,135,219

Deductions from net assets attributed to:
Benefits paid to participants	(12,804,523)	(11,642,707)
Administrative fees and other	(144,991)	(147,847)

Total deductions	(12,949,514)	(11,790,554)

Net increase	21,185,610	17,480,843

Net assets available for benefits:
Beginning of year	148,046,087	130,565,244

End of year	$169,231,697	$148,046,087

See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND

EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of Plan

The following description refers to the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the “Plan”), as from time to time amended. This description provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan document’s terms govern if there are any conflicts with this description.

General

The Plan is a defined contribution plan established by SVB Financial Group (the “Company”) on January 1, 1985. The Plan is intended to constitute a qualified profit sharing plan, as described in Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, and which also includes an employee stock ownership plan as described in Section 4975 (e) (7) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective December 31, 2002, the Silicon Valley Bank Money Purchase Pension Plan (the “MPP”) was frozen and MPP assets were transferred to individual participant account balances in the Plan. Participants continue to vest at 20% per year in their MPP account until fully vested. The Company no longer makes any contributions toward the MPP.

SVB Financial Group is a diversified financial services company, as well as a bank holding company and a financial holding company whose principal subsidiary is Silicon Valley Bank, which is a California-chartered bank with headquarters in Santa Clara, California. The Company operates 27 regional offices in the United States and five offices outside the United States. The Company operates throughout the Silicon Valley with two offices in Santa Clara, an office in Menlo Park, and two offices in Palo Alto. Other regional offices in California include Irvine, Woodland Hills, San Diego, San Francisco, St. Helena, Santa Rosa, and Pleasanton. Office locations outside of California within the United States include: Tempe, Arizona; Broomfield, Colorado; Atlanta, Georgia; Chicago, Illinois; Newton, Massachusetts; Minnetonka, Minnesota; New York, New York; Chapel Hill, North Carolina; Beaverton, Oregon; Randor, Pennsylvania; Austin, Texas; Dallas, Texas; Salt Lake City, Utah; Vienna, Virginia; and Seattle, Washington. The Company’s five foreign offices are located in: Shanghai, China; Bangalore and Mumbai, India; Hertzelia Pituach, Israel; and London, England.

Administration of Plan

The Company is the administrator of the Plan. Management and administration of the Plan is the responsibility of a committee appointed by the Company. The Company has appointed Fidelity Management Trust Company (“Fidelity”) to act as trustee and custodian of the Plan and Fidelity Institutional Retirement Services Company to act as recordkeeper of the Plan.

Eligibility

Eligible employees of the Company and its participating affiliates are eligible to become Plan participants on the first day of hire. To be eligible, an employee must, among other requirements, be age 18 or older and an employee of the Company or any of its participating affiliates.

Contributions

Participants may contribute up to 75% of their eligible pre-tax compensation, up to the maximum of the Internal Revenue Service (“IRS”) annual 401(k) contribution limits of $15,500 in 2007 and $15,000 in 2006. Participants who have reached age 50 before the close of the Plan year may also make “catch up” contributions of their eligible pre-tax compensation as provided in IRC Section 414(v). In both 2007 and 2006, the IRS allowed a maximum “catch up” contribution of $5,000. Upon approval by the Plan administrator, participants may also make rollover contributions of eligible amounts representing distributions from other qualified defined benefit or defined contribution pension plans.

The Company shall make matching 401(k) contributions as provided in the Plan. The Company matches up to the first 5% of pre-tax compensation that each participant contributes, which vests immediately. Additionally, the Plan provides for a true up matching contribution to be made at the end of the Plan year to ensure that participants who elected to defer greater than 5% of compensation throughout the Plan year receive the maximum matching contribution. A participant must be actively employed by the Company or its participating affiliate on the last business day of the Plan year, have retired from the Company during the Plan year, or have terminated employment during the Plan year due to death or disability in order to receive a true up matching contribution.

Discretionary Employee Stock Ownership Plan (“ESOP”) contributions and discretionary profit sharing contributions made by the Company to the Plan in cash are allocated among the Plan participants based upon each participant’s eligible cash compensation (collectively, “Pay”). Such discretionary contributions, which are based on Company performance and the approval of the Compensation Committee of the Company’s Board of Directors, may range between 0% to 10% of Pay. The discretionary contributions vest in equal annual increments over five years. For 2007, the Company made a discretionary contribution of 7.0% of Pay, or $7,708,664, which was approved and paid in cash in 2008. The cash contributions were deposited into the participants’ profit sharing accounts in February 2008. For 2006, the Company made a discretionary contribution of 5.1% of Pay, or $5,390,216, which was approved and paid in cash in 2007. The cash contributions were deposited into the participants’ profit sharing accounts in February 2007. These contributions were made to eligible participants who were employed as of the end of the Plan year or whose employment terminated during the year by reason of retirement, death or disability.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and any investment earnings or losses. Allocations of the Company’s contributions are based on participant directed allocations, as provided in the Plan. Certain fees may be charged to participant accounts, as defined in the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s Plan account.

Vesting

Contributions made by Plan participants and Company 401(k) matching contributions plus actual earnings are immediately vested. Vesting in discretionary ESOP contributions, profit sharing contributions, and in the MPP accounts, is based on participants’ years of vesting service, as defined in the Plan, in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 1	—%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100%

In addition, a participant’s Plan account becomes fully vested upon attaining normal retirement age of 62 while employed by the Company or any of its affiliates, upon termination without cause by the Company, upon death or disability, or upon a covered termination as defined in the Plan.

Forfeited Accounts

Forfeited balances of terminated participants’ nonvested Plan accounts are used first to restore any previously forfeited amounts of rehired participants’ accounts and are then used to pay for the Plan’s administrative expenses and to reduce future Company contributions to the Plan. Forfeited nonvested accounts totaled $1,041,759 and $650,711 at December 31, 2007 and 2006, respectively. In 2007, Company contributions to the Plan were reduced by $396,201 from forfeited nonvested accounts, and administrative expenses totaling $144,991 were paid from the forfeited nonvested accounts. In 2006, Company contributions to the Plan were reduced by $391,316 from forfeited nonvested accounts, and administrative expenses totaling $147,847 were paid from the forfeited nonvested accounts.

Investment Options

Participants may direct the investment of their Plan accounts in any of the Plan’s investment options.

Participants may elect to invest in any of the Plan’s investment options in increments of 1% of their total contribution amounts, except that contributions allocated to the SVB Financial Group Common Stock Fund are limited to 25% of the amount available for each participant to direct. Earnings or losses on these investments are applied to participants’ accounts as of the end of each day. Participants may change their investment elections under the Plan at any time, in accordance with the procedures established by the Plan administrator and Fidelity.

Participant Loans

Participants may borrow from the total of their vested account balance under the Plan, an amount equal to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s total vested account balance under this Plan. Loan transactions are treated as transfers between the investment funds and the Participant Loan Account Fund. Loan terms may be up to five years for personal loans or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear fixed interest at a reasonable rate of interest as determined by the Plan administrator, which provides a return commensurate with the prevailing interest rate charged by persons in the business of lending money for loans that would be made under similar circumstances. Interest rates for loans outstanding at December 31, 2007 range from 4.00% to 9.50% and mature from February 5, 2008 to November 14, 2022. Principal and interest are generally paid ratably through semi-monthly payroll deductions. If a participant terminates employment with the Company, they may continue to make loan repayments directly to Fidelity as long as they continue to have an account balance.

Payment of Benefits

On termination of employment with the Company or any of its affiliates, or termination of service due to death, disability, retirement, and for payment of benefits as defined in the Plan, a participant may elect to be paid, as provided under the Plan: (i) a lump sum amount equal to the value of the participant’s vested interest in their account, (ii) in annual installments, or (iii) in the form of an annuity. If an account balance is $5,000 or more, participants may leave their assets in the Plan until the participant elects a form of distribution. The Company rolls over participant account balances between $1,000 and $5,000 to Individual Retirement Accounts unless directed otherwise by the terminated participant, in compliance with regulations provided by the Department of Labor. If the account balance is less than $1,000, a distribution payment will be made as a lump sum upon termination.

(2)	Summary of Accounting Policies

The accounting and reporting policies of the Plan conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Financial Statement Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Administrative Expenses

Plan administrative expenses may be paid by the Company and any such expenses not paid by the Company are paid by the Plan. For the years ended December 31, 2007 and 2006, all administrative expenses were paid by the Plan.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. SVB Financial Group Common Stock is valued based on its quoted market price. Participant loans, money market funds and interest bearing cash are carried at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments includes gains and losses on investments bought and sold, as well as held during the year.

Payments of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan also holds investments in SVB Financial Group Common Stock and accordingly, Plan participants’ accounts that hold shares of SVB Financial Group Common Stock are exposed to market risk in the event of a significant decline in the value of such stock.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan is assessing the impact of adopting SFAS 157.

(3)	Investments

The following table represents the fair value of investments. Individual investments which exceed 5% of the Plan’s net assets are separately presented for the years ended December 31, 2007 and 2006, respectively:

	2007	2006
Mutual funds:
Fidelity Spartan U.S. Equity Index Fund	$22,537,492	$21,740,574
Fidelity Diversified International Fund	18,928,727	13,804,668
Fidelity Blue Chip Fund	10,948,448	10,202,648
Fidelity Equity Income Fund	10,310,634	9,275,071
Fidelity Mid-Cap Stock Fund	9,531,184	7,298,368
Other	39,461,525	29,567,882

Total mutual funds	111,718,010	91,889,211

Common stock:
SVB Financial Group Common Stock	33,301,447	36,322,481

Money market fund:
Fidelity Retirement Money Market Fund	13,079,532	11,456,243
Interest bearing cash	724,821	698,737
Participant loans	2,732,092	2,326,585

Total investments	$161,555,902	$142,693,257

For the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,423,748 and $6,258,553, respectively, as summarized below:

	2007	2006
Net appreciation in the fair value of investments:
Mutual funds	$429,846	$6,099,868
SVB Financial Group Common Stock	2,993,902	158,685

Total	$3,423,748	$6,258,553

As of December 31, 2007 and 2006, the Plan owned 660,743 shares and 779,118 shares, respectively, of SVB Financial Group Common Stock with a cost basis of $11,159,337 and $12,915,227, respectively, and a fair market value of $33,301,447 and $36,322,481 respectively.

At December 31, 2007 and 2006, the Plan’s investment in the SVB Financial Group Common Stock Fund included the following underlying assets:

	2007	2006
SVB Financial Group Common Stock	$33,301,447	$36,322,481
Interest bearing cash	724,821	698,737
Accrued income	2,852	3,242
Pending trades	(1,046)	(5,093)

SVB Financial Group Common Stock Fund	$34,028,074	$37,019,367

(4)	Related Party Transactions

The Company is the Plan administrator (as designated under the Plan), and the Company believes that all SVB Financial Group Common Stock transactions involving the Plan qualify as exempt party-in-interest transactions. Investments are managed by Fidelity, the Plan trustee and custodian (as defined in the Plan); the Company believes that these transactions also qualify as exempt party-in-interest transactions.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan or discontinue contributions, in accordance with the Plan and consistent with the provisions of ERISA, at any time and for any reason. In the event of Plan termination, participants will become fully vested in their ESOP and MPP accounts.

(6)	Tax Status

The Plan has been amended since receiving a favorable determination on the Plan from the IRS, wherein the IRS informed the Company, by a letter dated November 20, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

(7)	Concentration of Investments

The Plan’s investment in shares of the SVB Financial Group Common Stock represents approximately 20% and 25% of total Plan assets as of December 31, 2007 and 2006, respectively.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i-Schedule of Assets (Held at End of Year)

EIN: 94-2875288, Plan # 001

December 31, 2007

Issuer	Description of investment	Current value
	Mutual funds:
* Fidelity	Equity Income Fund (186,922 shares)	$10,310,634
* Fidelity	Government Income Fund (669,787 shares)	6,938,992
* Fidelity	Blue Chip Fund (248,490 shares)	10,948,448
* Fidelity	Diversified International Fund (474,404 shares)	18,928,727
* Fidelity	Mid-Cap Stock Fund (325,964 shares)	9,531,184
* Fidelity	Freedom Income Fund (89,286 shares)	1,022,324
* Fidelity	Freedom 2000 Fund (8,739 shares)	108,098
* Fidelity	Freedom 2005 Fund (1,447 shares)	17,060
* Fidelity	Freedom 2010 Fund (180,033 shares)	2,668,091
* Fidelity	Freedom 2015 Fund (48,951 shares)	610,423
* Fidelity	Freedom 2020 Fund (205,285 shares)	3,245,562
* Fidelity	Freedom 2025 Fund (174,278 shares)	2,296,987
* Fidelity	Freedom 2030 Fund (248,820 shares)	4,110,498
* Fidelity	Freedom 2035 Fund (53,745 shares)	735,238
* Fidelity	Freedom 2040 Fund (218,587 shares)	2,126,853
* Fidelity	Spartan U.S. Equity Index Fund (434,248 shares)	22,537,492
Franklin	Small MidCap Growth A Fund (76,681 shares)	2,715,267
PIMCO	Low Dur ADM (92,159 shares)	931,732
Wells Fargo	Small Cap Value Z Fund (250,670 shares)	7,374,701
Legg Mason Partners	Aggressive Growth A Fund (3,480 shares)	407,406
Goldman Sachs	Mid-Cap Value A Fund (22,775 shares)	805,098
American Century	SM Comp Inv (300,194 shares)	2,491,612
Hotchkis & Wiley	Large-Cap Value I Fund (42,023 shares)	855,583

	Total Mutual Funds	111,718,010

	Common stock:
* SVB Financial Group	SVB Financial Group (660,743 shares)	33,301,447

	Money market funds:
* Fidelity	Fidelity Retirement Money Market Fund (13,079,532 shares)	13,079,532

* Fidelity	Interest bearing cash - interest rate of 5.12%	724,821

	Participant loans:
* Participant	270 loans with interest ranging from 4.00% to 9.50% and maturity dates ranging from February 5, 2008 to November 14, 2022	2,732,092

	Total Investments	$161,555,902

*	Denotes party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 11, 2008	/s/ MICHAEL DESCHENEAUX
Michael Descheneaux
Chief Financial Officer